United States securities and exchange commission logo





                          June 14, 2023

       Koichi Ishizuka
       Chief Executive Officer
       Next Meats Holdings, Inc.
       3F 1-16-13 Ebisu Minami Shibuya-ku
       Tokyo, Japan

                                                        Re: Next Meats
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2022
                                                            Filed September 29,
2022
                                                            File No. 000-56167

       Dear Koichi Ishizuka:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended April 30, 2022

       General

   1. Please revise your Form 10-K in accordance with the comments issued on your Form S-1 filed on May 24, 2023
(File No. 333-272186).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Koichi Ishizuka
Next Meats Holdings, Inc.
June 14, 2023
Page 2

       You may contact Kevin Stertzel at (202) 551-3723 or Kevin Woody at (202) 551-3629, if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at (202) 551-8005 or Jay Ingram at (202) 551- 3397 with any other questions.



FirstName LastNameKoichi Ishizuka                        Sincerely,
Comapany NameNext Meats Holdings, Inc.
                                                         Division of
Corporation Finance
June 14, 2023 Page 2                                     Office of
Manufacturing
FirstName LastName